UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

___________

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number 1-4881

____________

Avon Personal Savings Account Plan
777 Third Avenue, New York, N.Y. 10017-1307

(Full title and address of the plan)

AVON PRODUCTS, INC.
777 THIRD AVENUE, NEW YORK, N.Y. 10017-1307

(Name of issuer of the securities held pursuant to the plan
and address of its principal executive office.)

REQUIRED INFORMATION

(a)    Financial Statements and Schedule

In accordance with the instructions to this Form 11-K, the financial statements and schedule prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 (ERISA) are filed herewith in lieu of the requirements of Items 1 to 3. Certain schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting Disclosures under ERISA have been omitted because they are not applicable.

(b)    Exhibits

23    Consent of CohnReznick LLP, Independent Registered Public Accounting Firm

Avon Personal Savings Account Plan

Financial Statements
and Supplemental Schedule

Years Ended December 31, 2013 and 2012

Avon Personal Savings Account Plan
Index
December 31, 2013 and 2012

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-13

Supplemental Schedule*
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	14

*Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Benefits Board of Avon Products, Inc.
Fiduciary of the Avon Personal Savings Account Plan and
Plan Participants of the Avon Personal Savings Account Plan

We have audited the accompanying statements of net assets available for benefits of Avon Personal Savings Account Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in its net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ CohnReznick LLP

Roseland, New Jersey
June 18, 2014

Avon Personal Savings Account Plan
Statements of Net Assets Available for Benefits
December 31, 2013 and 2012

(in thousands)	2013	2012

Assets
Investments (Notes 2, 3 and 4):
Avon Common Stock	$58,313	$63,478
Money Market Fund	334	198
Northern Trust S&P 500 Index (common/collective trust)	79,612	51,438
JP Morgan Fleming Stable Value Fund (common/collective trust)	84,033	95,236
Mutual funds	287,505	260,544
Total investments at fair value	509,797	470,894

Notes receivable from participants	6,149	6,902
Net assets available for benefits at fair value	515,946	477,796

Adjustment from fair value to contract value for fully benefit-responsive
investment contracts	(214)	(1,983)

Net assets available for benefits	$515,732	$475,813

The accompanying notes are an integral part of these financial statements.

Avon Personal Savings Account Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2013

(in thousands)

Additions:

Investment income:
Net appreciation in fair value of investments (Note 3)	$79,569
Dividends	11,900
Interest	1,218
Other income	225
Total investment income	92,912

Interest income from notes receivable from participants	280

Contributions:
Participant	21,967
Rollovers	1,894
Employer	10,919
Total contributions	34,780
Total	127,972

Deductions:

Benefits paid to participants	87,387
Administrative expenses	666
Total	88,053
Net increase in net assets available for benefits	39,919
Net assets available for benefits
Beginning of year	475,813

End of year	$515,732

The accompanying notes are an integral part of these financial statements.

Avon Personal Savings Account Plan
Notes to Financial Statements
Year Ended December 31, 2013

1.	Summary of Plan

The following description of Avon Personal Savings Account Plan (the “Plan”) provides only general information. Participants in the Plan should refer to the Plan document for more complete information. Avon Products, Inc. (“Avon” or the “Company”) is the administrator of the Plan (the “Plan Administrator”).
General
The Plan is a defined contribution plan covering all full-time employees of the Company from their date of hire and all part-time employees once they have completed one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan was fully amended and restated on December 17, 2009, effective as of January 1, 2010 and through December 31, 2011 had three amendments.

The Plan was amended by the Fourth Amendment on March 28, 2012, effective retroactive to January 1, 2008, unless otherwise indicated. The Fourth Amendment was required by the Internal Revenue Service (“IRS”) pursuant to a favorable determination letter dated March 12, 2012. The Fourth Amendment: (1) clarifies: (a) that the portion of the Plan that is an employee stock ownership plan (“ESOP”) complies with the diversification rules of Section 401(a)(28) of the Internal Revenue Code of 1986, as amended (the “Code”); (b) the Plan entry date rules for full-time regular employees, reserve employees and part-time employees; and (c) that only one method of releasing stock from a pledge under an Acquisition Loan will be utilized; and (2) brings the Plan into compliance with: (a) Treasury Regulation Section 54.4975-7(b)(5) and Code Section 409(h)(5); (b) the Employee Plans Compliance Resolution System; (c) the Economic Growth and Tax Relief Reconciliation Act Section 416(g)(3), as amended by the Job Creation and Worker Assistance Act; (d) the Defined Contribution Listing of Required Modification 61(v); and (e) Code Sections 401(k) and (m) of Treasury Regulation Section 1.401(k)-2(a)(6)(iv); and (3) addresses an error contained in IRS Notice 2002-29.

The Plan was amended by the Fifth Amendment on December 14, 2012, effective January 1, 2013, to change references to the “Retirement Board” to the “Benefits Board” throughout the Plan document.
On July 3, 2013, the Company sold its Silpada business, and therefore, Silpada employees no longer participate in the Plan.
Contributions
Participants may contribute into the Plan from one percent to 25 percent of qualified compensation as defined by the Plan. A participant can contribute on a before-tax basis, an after-tax basis, or a combination thereof. Participants who will be age 50 during the plan year may contribute from one percent to 50 percent of qualified compensation as defined by the Plan.
Avon currently makes contributions at a rate of $1.00 for every $1.00 of participant contributions up to the first three percent of eligible compensation, and $.50 for each $1.00 contributed from four percent to six percent of eligible compensation. These contributions are invested in the same manner as the participant’s elections for pre-tax and after-tax contributions.
In accordance with the provisions of Section 415 of the Code, the annual additions (generally employer and participant contributions) to a participant’s account may not exceed the lesser of: (a) $51,000 in 2013 and $50,000 in 2012, or (b) 100 percent of a participant’s compensation. In addition, the amount a participant can contribute on a before-tax basis was limited to $17,500 in 2013 and $17,000 in 2012.

Eligible participants age 50 or over are allowed to make additional catch-up contributions, so long as they have met the annual contribution limit. In both 2013 and 2012, an additional $5,500 could be contributed on a before-tax basis once the annual limit was reached for a total before-tax contribution of $23,000 in 2013 and $22,500 in 2012.
Rollover contributions are assets transferred to the Plan by participants who receive distributions from other qualified plans (i.e., tax-qualified rollovers, pension, profit-sharing or savings plans). These contributions are accepted subject to the consent of the Plan Administrator. Any such rollovers will become part of the participant’s account but will not be entitled to any employer matching contribution.
Vesting
Participants are immediately 100% vested in participant and Company matching contributions.
Participant Accounts
Each participant’s account is credited with the participant’s contribution and receives an allocation of: (a) the Company’s contribution; (b) Plan earnings; and (c) administrative expenses. Allocations of administrative expenses are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Investments
Each participant may direct the investment of all of their contributions into various investment options offered by the Plan. At December 31, 2013 and 2012, there were no net assets available for benefits relating to nonparticipant-directed investments.
Payment of Benefits
Upon termination of employment, participants receive their account balances as soon as practicable. Terminated participants who have an account balance in excess of $1,000 may elect to leave account balances in the Plan and withdraw it at any time up to age 70-1/2. A ten percent tax is imposed by the Code, in addition to the regular income tax, on a participant for certain withdrawals, other than rollovers made before the Plan participant reaches 59-1/2 years of age.
Notes Receivable from Participants
The Plan provides that participants may apply for a loan collateralized by their account. To be eligible, a participant must be a current employee and must not have another loan outstanding from their account. The maximum amount of any loan to an individual is the lesser of: (a) $50,000 reduced by the highest outstanding loan balance in the last 12 months or (b) one-half of the current value of the vested balance of the participant’s account in the Plan. The minimum loan amount is $1,000. Interest is charged at one percent above the prime rate. Once determined, the interest rate is fixed for the duration of the loan.
Repayment periods generally range from one to five years, with a ten-year maximum repayment period for loans used in connection with the purchase of a principal residence. Loan repayments are made through payroll deductions with principal and interest being credited to the participant’s account. Repayment of the entire balance is permitted at any time.

2.	Summary of Significant Accounting Policies

Basis of Presentation
The financial statements are prepared using the accrual basis of accounting.
Use of Estimates
The preparation of the Plan’s financial statements in accordance with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, changes therein and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ materially from those estimates and assumptions.
Risks and Uncertainties
The Plan offers a number of investment options including the Avon Common Stock Fund, which invests in the common stock of Avon Products, Inc., and a variety of pooled investment funds, some of which are registered investment companies. The Plan’s investment options provide exposure to U.S. equities, international equities, futures, fixed income securities, stable value investments and derivative contracts. Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonable to expect that changes in the values of investment securities will occur and that such changes could materially affect participant account balances.
The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across all participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Avon Common Stock Fund, which invests in the common stock of Avon Products, Inc.
Valuation of Investments
The Plan’s investments are stated at fair value. Fair value is the estimated price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurement. Investments in mutual funds are valued at quoted market prices. The Avon Common Stock Fund is unitized and is valued at the net asset value as determined by the custodian on the last day of the Plan year. The majority of the Avon Common Stock Fund consists of common stock which is valued based on quoted market prices. The remainder of the Avon Common Stock Fund consists of a money market fund which is valued at amortized cost, which approximates fair value. Common/collective trusts are valued at the net asset value (“NAV”). The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. The net depreciation or appreciation in the fair value of investments consists of the net realized gains and losses on the disposal of investments and the unrealized appreciation/depreciation of the market value for the investments remaining in the Plan in 2013.
Purchases and sales of securities are recorded on the trade date and gains or losses on disposition are based on average cost. Dividend income is recorded on the ex-dividend date. Interest is recorded when earned.
Investment Contracts
The Plan entered into benefit-responsive investment contracts, such as synthetic guarantee investment contracts (“wrapper”), through the JP Morgan Fleming Stable Value Fund (the “Fund”) with various third parties. A synthetic guarantee investment contract provides for a fixed return on principal over a specified period of time (e.g. monthly crediting rate), through fully benefit-responsive wrapper contracts issued by third parties, which are backed by underlying assets owned by the Plan, principally the JPMorgan Intermediate Bond Fund. The wrapper value provided by third parties represents the amount by which the value of the investment contracts is greater than the value of the underlying assets.
The contract value, as reported to the Plan by various third parties, represents contributions made to the investment, plus earnings, less participant withdrawals and administrative expenses. The contracts permit up to 20% of the Fund to be redeemed in a given year for Plan sponsor initiated events. The wrapper issuers are contractually obligated to repay principal and a specified interest rate that is guaranteed by the Plan. There are no events known to the Plan Administrator which are probable of occurring which will limit the ability of the Fund to transact at contract value with the issuers and also limit the ability of the Fund to transact at contract value with the participants of the Fund.
The wrapper contracts can be terminated at a value other than contract value only under a limited number of very specific circumstances, including termination of the Plan or failure to qualify, material misrepresentations by the Plan sponsor or investment manager or failure by these same parties to meet material obligations under the contracts, or other similar type of events.
The crediting rate is reset each calendar quarter based on data as of the last business day of the month prior to the end of the quarter, but not less than zero.

The tables below represent investment contracts as of December 31, 2013 and 2012:

	As of December 31, 2013
	Major Credit Ratings	Investments at Fair Value	Adjustment to Contract Value	Investments at Contract Value
(in thousands)

JPMorgan Intermediate Bond Fund		$54,998	$—	$54,998
JPMorgan Liquidity Fund		1,581	—	1,581
JP Morgan Stable Asset Income Fund	AA	27,431	(1)	27,430
Wrapper -- State Street Bank	AA-	—	(95)	(95)
Wrapper -- TransAmerica	AA-	23	(118)	(95)
Totals		$84,033	$(214)	$83,819

	As of December 31, 2012
	Major Credit Ratings	Investments at Fair Value	Adjustment to Contract Value	Investments at Contract Value
(in thousands)

JPMorgan Intermediate Bond Fund		$87,833	$—	$87,833
JPMCB Mortgage Private Placement Fund		4,921	—	4,921
JPMorgan Liquidity Fund		2,454	—	2,454
Wrapper -- IXIS Capital Markets	A	—	(652)	(652)
Wrapper -- State Street Bank	AA-	—	(652)	(652)
Wrapper -- Aegon	AA-	28	(679)	(651)
Totals		$95,236	$(1,983)	$93,253

The average yield based on actual earnings was 1.58 percent and 1.29 percent at December 31, 2013 and 2012, respectively. The average yield based on interest rate credited to participants was 1.15 percent and 2.04 percent at December 31, 2013 and 2012, respectively.
Benefit Payments
Benefit payments are recorded when paid.
Administrative Costs
Administrative expenses, including Trustee fees, recordkeeping expenses and audit fees, are paid by the Plan. Certain other administrative fees are paid by Avon. Each fund bears its own applicable expenses for investment management fees.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2013 or 2012. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document.

Subsequent Events
The Plan has evaluated subsequent events through June 18, 2014, the date the financial statements were available to be issued.

3.	Investments

The following investments represent five percent or more of the Plan’s net assets at December 31, 2013 and 2012:

(in thousands)	2013	2012

JPMorgan Fleming Stable Value Fund*	$83,819	$93,253
Northern Trust S&P 500 Index	79,612	51,438
T. Rowe Price Mid-Cap Fund	61,377	52,135
Avon Common Stock	58,313	63,478
American Century Growth Fund	43,032	40,193
American Funds European Growth Fund	41,510	28,936
PIMCO Total Return Fund	36,518	46,336

*Values of this fund are stated at contract value
During the year ended December 31, 2013, the Plan's investments (including investments bought, sold, and held during the year) appreciated in value as follows:

(in thousands)	2013

Mutual funds	$45,908
Avon Common Stock	15,972
Common/collective trusts	17,689
Net appreciation in fair value of investments	$79,569

Assets Measured at Fair Value
The FASB ASC 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of fair value hierarchy under FASB ASC 820 are described as follows:
Level 1 - Quoted prices in active markets for identical assets or liabilities.
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly.
Level 3 - Unobservable inputs based on the Plan Administrator's assumptions.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The valuation methodologies described in Note 2 were used for assets measured at fair value.

The following tables present the fair value hierarchy for those assets measured at fair value on a recurring basis at December 31, 2013 and 2012:

(in thousands)	As of December 31, 2013
	Level 1	Level 2	Level 3	Total
Assets:
Avon Common Stock	$—	$58,313	$—	$58,313
Money Market Fund	—	334	—	334
Northern Trust S&P 500 Index	—	79,612	—	79,612
JPMorgan Fleming Stable Value Fund	—	84,033	—	84,033
Mutual funds
Growth Funds	145,920	—	—	145,920
Core Funds	19,988	—	—	19,988
Value Funds	25,294	—	—	25,294
Fixed Income Funds	36,518	—	—	36,518
Target Date Funds	59,785	—	—	59,785
Totals	$287,505	$222,292	$—	$509,797

(in thousands)	As of December 31, 2012
	Level 1	Level 2	Level 3	Total
Assets:
Avon Common Stock	$—	$63,478	$—	$63,478
Money Market Fund	—	198	—	198
Northern Trust S&P 500 Index	—	51,438	—	51,438
JPMorgan Fleming Stable Value Fund	—	95,236	—	95,236
Mutual funds
Growth Funds	121,265	—	—	121,265
Core Funds	21,313	—	—	21,313
Value Funds	19,126	—	—	19,126
Fixed Income Funds	46,336	—	—	46,336
Target Date Funds	52,504	—	—	52,504
Totals	$260,544	$210,350	$—	$470,894

4.    Investments in Certain Entities that Calculate Net Asset Value per Share

The following table presents the Plan’s investments with a reported NAV at December 31, 2013:

	As of December 31, 2013
	Fair Value	Unfunded Commitment	Redemption Frequency (If Currently Eligible)	Redemption Notice Period

(in thousands)

JPMorgan Intermediate Bond Fund	$54,998	—	Daily	1 Day
JPMorgan Stable Asset Income Fund	27,431	—	Daily	30 Days
JPMorgan Liquidity Fund	1,581	—	Daily	1 Day
Northern Trust S&P 500 Index	79,612	—	Daily	1 Day
Totals	$163,622	$—

	As of December 31, 2012
	Fair Value	Unfunded Commitment	Redemption Frequency (If Currently Eligible)	Redemption Notice Period

(in thousands)

JPMorgan Intermediate Bond Fund	$87,833	—	Daily	1 Day
JPMCB Mortgage Private Placement Fund	4,921	—	Monthly	5 Days
JPMorgan Liquidity Fund	2,454	—	Daily	1 Day
Northern Trust S&P 500 Index	51,438	—	Daily	1 Day
Totals	$146,646	$—

JPMorgan Intermediate Bond Fund:
The objective of each individual fund is to earn a return that is consistent with its particular investment objectives and guidelines and risk parameters through investments.

JPMorgan Stable Asset Income Fund
The objective of this fund is to seek to provide capital preservation, liquidity, and current income at levels that are typically higher than those provided by money market funds. The fund invests in a highly diversified fixed income strategy by investing in other collective trust funds and a separate account which may include U.S. treasury and agency securities, mortgage backed securities, asset-backed securities, commercial mortgage-backed securities, private mortgages, corporate debt and short-term investments. The fund also enters into investment contracts to provide benefit responsive wraps (“Wrap Contracts”). This fund replaced the JPMCB Mortgage Private Placement Fund in 2014.

JPMorgan Liquidity Fund:
The objective of this fund is to provide liquidity and meet short-term cash needs. Cash equivalent funds are used to provide diversification and preserve principal. The underlying holdings in the cash funds are investment grade money market instruments including commercial paper, certificates of deposit, U.S. Treasury bills and other types of investment grade short-term debt securities. The cash funds are valued each business day and provide daily liquidity.

Northern Trust S&P 500 Index:
The primary objective of this fund is to approximate the risk and return characteristics of the S&P 500 Index. This index is commonly used to represent the large cap segment of the U.S. equity market. To achieve its objective, the fund employs a replication technique which generally seeks to hold each index constituent in its proportional index weight. The fund may make limited use of futures and/or options for the purpose of maintaining equity exposure. This fund may not participate in securities lending.

JPMCB Mortgage Private Placement Fund
The objective of this fund is to invest in higher yielding, directly placed mortgages and asset-backed receivables. The fund invests in another collective investment trust fund (the “Underlying Fund”)
established, operated, and maintained by JPMCB. The investment objective of the Underlying Fund is to invest in traditional money market investments, with the goal of providing current income, preservation of principal, providing liquidity and maintaining a stable net asset value. This fund was replaced by the JP Morgan Stable Asset Income Fund in 2014.

5.	Plan Termination

Avon intends to continue the Plan indefinitely, but reserves the right to amend, suspend, or discontinue the Plan in whole, or in part (including reducing or eliminating the Avon matching contributions), at any time. Upon termination of the Plan, a participant would receive the full value of his or her share in the funds, including all employer contributions.
The operation of the Plan, including the obligation of the employer to make matching contributions, is expressly conditioned upon continued qualification of the Plan and any amendments under the Code, the continued deductibility under Section 404 of the Code of the employer’s contributions and upon continued exemption of the trust under Section 501(a) of the Code.

6.	Tax Status

The Plan obtained its latest determination letter on October 23, 2013 for its January 2013 determination letter filing, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the code. The determination letter expires on January 31, 2018. The IRS did not require any amendments.
The Plan obtained an earlier determination letter on March 12, 2012, for its January 2008 determination letter filing, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code if an amendment containing certain provisions was made. The required Fourth Amendment, generally retroactive to January 1, 2008, was adopted on March 28, 2012. This determination letter expired on January 31, 2013.

The Plan Administrator and the Plan’s tax counsel believe, to the best of their knowledge, that the Plan is being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2010.

7.	Related Party Transactions

Certain Plan assets are invested in shares of mutual funds that are managed by JPMorgan Chase Bank, the trustee of the Plan as defined by the Plan, and therefore, those transactions qualify as party-in-interest transactions. The Plan invests in Avon common stock which is exempt from the party-in-interest transaction prohibition of ERISA. Notes receivable from participants are also considered party-in-interest transactions.

8.	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of the net assets at December 31, 2013 and 2012 and the net increase in net assets available for benefits for the year ended December 31, 2013 per the financial statements to Form 5500:

(in thousands)	2013	2012

Net assets available for benefits at contract value per
the financial statements	$515,732	$475,813

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	214	1,983

Net assets per Form 5500	$515,946	$477,796

Net increase in net assets available for benefits per
the financial statements	$39,919

Adjustment of investment contracts to fair value	(1,769)

Net income per Form 5500	$38,150

Avon Personal Savings Account Plan                            EIN 13-0544597
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)            Plan# 003
December 31, 2013

(a)	(b) Identity of issuer, borrower,	(c) Description	(d) Cost	(e) Current
	lessor, or similar party	of investment		value

*	Avon Common Stock	Common stock	**	$58,313,328
	Money Market Fund	Money market	**	334,157
	Total Avon Common Stock Fund			58,647,485

	American Century Growth Fund	Mutual funds	**	43,032,042
	American Funds European Growth Fund	Mutual funds	**	41,509,942
	John Hancock III Disciplined Value Mid Cap	Mutual funds	**	4,216,040
	PIMCO Total Return Fund	Mutual funds	**	36,518,404
	T. Rowe Price Equity Income Fund	Mutual funds	**	21,077,666
	T. Rowe Price Mid-Cap Fund	Mutual funds	**	61,377,438
	Vanguard Target Retirement Income Fund	Mutual funds	**	5,273,288
	Vanguard Target Retirement Fund 2010	Mutual funds	**	2,993,886
	Vanguard Target Retirement Fund 2015	Mutual funds	**	4,330,278
	Vanguard Target Retirement Fund 2020	Mutual funds	**	9,662,774
	Vanguard Target Retirement Fund 2025	Mutual funds	**	7,906,436
	Vanguard Target Retirement Fund 2030	Mutual funds	**	10,545,013
	Vanguard Target Retirement Fund 2035	Mutual funds	**	5,454,897
	Vanguard Target Retirement Fund 2040	Mutual funds	**	6,517,791
	Vanguard Target Retirement Fund 2045	Mutual funds	**	4,509,754
	Vanguard Target Retirement Fund 2050	Mutual funds	**	2,590,652
*	JPMorgan Small Cap Equity	Mutual funds	**	19,988,201
	Total Mutual funds			287,504,502

*	JPMorgan Intermediate Bond Fund	Common/collective trust	**	54,998,188
*	JPMorgan Stable Asset Income Fund	Common/collective trust	**	27,430,841
*	JPMorgan Liquidity Fund	Common/collective trust	**	1,581,188
	TransAmerica	Wrapper contract	**	22,689
	Total JPMorgan Fleming Stable Value Fund			84,032,906

	Northern Trust S&P 500 Index	Common/collective trust	**	79,612,217

*	Notes receivable from participants	Interest rates ranging from 4.25%
		to 9.25% with maturity dates from
		periods after December 31, 2013
		to October 6, 2023	—	6,148,884
	Total			$515,945,994

*Party-in-interest as defined by ERISA.
**Cost information is not required for participant-directed funds.
See Report of Independent Registered Public Accounting Firm.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, trustees (or other persons who administer the Avon Personal Savings Account Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Avon Personal Savings Account Plan

(Name of Plan)

Date: June 18, 2014		/s/ Shalabh Gupta
Shalabh Gupta
Vice President & Treasurer